Exhibit 99.1

News Release

December 18, 2017

Turquoise Hill appoints Stephen Jones as director

Turquoise Hill Resources today announced the appointment of Stephen Jones to the Company’s Board of Directors effective December 18.

Peter Gillin, Turquoise Hill Chairman, said, “The board welcomes Stephen and we look forward to working with him. We will benefit from his extensive mining experience as well as his in-depth knowledge of Oyu Tolgoi.”

Mr. Jones has more than 20 years of experience working for Rio Tinto in Growth and Innovation, Copper and Coal, Aluminium, Iron Ore as well as Technology and Innovation in Australia, Canada, Mongolia and the U.S. In December 2017, he was appointed Chief Advisor – Surface Mining and Geosciences. Previously, Mr. Jones spent four years working in Mongolia for Oyu Tolgoi LLC, with roles including Chief Operating Officer, Acting Chief Executive Officer and General Manager - Operations. He holds a Bachelor of Engineering (Hons) from the University of Queensland, Australia and a Graduate Diploma in Management from Deakin University, Australia.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com